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                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
                      Exhibit 99.1 - Certain Risk Factors


The following factors could affect the Company's actual results, including its revenues, expenses and net income, and could cause them to differ from any forward-looking statements made by or on behalf of the Company.

Competition

The Company competes with a large number of retail and wholesale automotive aftermarket product suppliers. The distribution of automotive aftermarket products is a highly competitive industry, particularly in the more densely populated market areas served by the Company. Competitors include national and regional automotive parts chains, independently owned parts stores (some of which are associated with national auto parts distributors or associations), automobile dealerships, mass or general merchandise, discount and convenience chains that carry automotive products, independent warehouse distributors and parts stores and national warehouse distributors and associations. Some of the Company's competitors are larger than the Company and have greater financial resources than the Company.

No Assurance of Future Growth

Management believes that the Company's ability to open additional stores at an accelerated rate will be a significant factor in achieving its growth objectives for the future. The ability of the Company to accomplish its growth is dependent, in part, on matters beyond the Company's control, such as weather conditions, zoning and other issues related to new store site development, the availability of qualified management personnel and general business and economic conditions. No assurance can be given that the Company's current growth rate can be maintained.

Dependence Upon Key and Other Personnel

The success of the Company has been largely dependent on the efforts of certain key personnel of the Company, including David E. O'Reilly, Lawrence P. O'Reilly, Charles H. O'Reilly, Jr., Rosalie O'Reilly Wooten and Ted F. Wise. The loss of the services of one or more of these individuals could have a material adverse effect on the Company's business and results of operations. Additionally, in order to successfully implement and manage its growth strategy, the Company will be dependent upon its ability to continue to attract and retain qualified personnel. There can be no assurance that the Company will be able to continue to attract such personnel.

Concentration of Ownership by Management

The Company's executive officers and directors as a group beneficially own a substantial percentage of the outstanding shares of the Company's common stock. These officers and directors have the ability to exercise effective voting control of the Company, including the election of all of the Company's directors, and to effectively determine the vote on any matter being voted on by the Company shareholders, including any merger, sale of assets or other change in control of the Company.

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